RAINCHIEF ENERGY INC

Management’s Discussion and Analysis Of Financial Conditions
And Results Of Operations (“MD&A”)

For The Three Months Ending March 31, 2010

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

This report is dated June 16, 2010

The following discussion and analysis prepared as at June 15, 2010, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three months ended March, 2010 as compared to the same period in 2009. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2009. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Overview
The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at Suite 2550 – 555 West Hastings Street, Vancouver, BC, Canada, V6B 4N5, telephone (604)-687-7828. We do not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007 the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an oil and gas exploration company focused on the identification and evaluation for acquisition undervalued oil and gas assets worldwide. The Company seeks to acquire ownership of abandoned wells, wellbores and proven petroleum and natural gas reserves, implement strategic reactivation drilling programs and capture remaining production and revenue from these assets. The Company will also seek out opportunities to purchase working interests in larger drill programs with larger upside potential in an emerging growth market.

Organization Structure

During 2009 the Company disposed of its wholly-owned subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation; Liberty Valley Wines, LLC., a Delaware, U.S, limited liability company and Point Grey Energy Inc. an Alberta, Canada corporation.

As of the date of this report the Company does not have any subsidiaries.

Recent corporate developments

Consolidation of the Company’s stock
On March 22, 2010 the Company received regulatory approval for the consolidation of our stock in the ratio of 1 new share for each 10 shares held.

Private placement and debt settlement
On March 25, 2010, the Company completed a non brokered private placement of 9,100,000 units at US$0.02 for total amount of US$182,200. Concurrently with the completion of the private placement, certain of our related party creditors agreed to accept 15 million shares in the Company in settlement of amounts owing to them totaling $97,710.

On March 25, 2010, certain related parties assigned debts owed by the Company to them totaling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10. These Assigned Creditors agreed to accept 15,000,000 post-consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Resignation of a director
On May 1, 2010, Dr. William Pfaffenberger resigned as a director of the Company.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2009:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Net loss	524,780	485,973	480,025
Basic and diluted loss per share *	(0.38)	(0.27)	(0.19)

Total assets	112,313	35,345	14,284
Total liabilities	451,077	315,430	282,429

* Adjusted for effects of the consolidation of the Company’s stock on March 22, 2010

Results of Operations

For the three months ended March 31, 2010 and March 31, 2009, respectively, the Company had net losses of $15,970 and $120,653.

Accounting audit and legal fees for the three months ended March 31, 2010 decreased by $1,381 to $13,144 from $14,525 for the three months ended March 31, 2009, as a result of adjustments to accruals for professional services made in 2009.

Consulting expenses amounted to a recovery of $971 for the three months ended March 31, 2010 from, as a result of adjustments to accruals for consulting services made in 2009 (three months ended March 31, 2009 - $Nil).

Management fees reduced by $37,290 to $Nil in the three months ended March 31, 2010 from $37,290 in the three months ended March 31, 2009 as a result of the early termination of the management contracts of the President and Vice-President in 2009.

Filing and transfer agent fees increased by $2,952 to $3,661 for the three months ended March 31, 2010 from $709 in the three months ended March 31, 2009 as a result of additional regulatory filings associated with the consolidation of our common stock.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

The Company did not incur amounts in respect of Office and telephone expenses, Office and warehouse rent expense and Travel expenses during the three months ended March 31, 2010 (three months ended March 31, 2010, $2,381, $3,000,$882 and $20 respectively.

The Company incurred a foreign exchange loss of $91 for the three months ended March 31, 2010, as compared to a foreign exchange loss of $7,911 for the three months ended March 31, 2009. These losses arose from changes in the foreign currency exchange rate between the Canadian and US Dollars.

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company of a licensing agreement relating to the Company’s use of certain photographs belonging to the copyright owner. The total amount of claim against the Company was US$50,625 (C$53,607). The company recorded a contingent liability for this amount as at March 31, 2009.In December 2009 the copyright holder filed a claim in the Supreme Court of British Columbia in the amount of $60,750. As at December 31, 2009, the Company has recorded a provision of $60,750 for this contingent liability.

The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit.

Financial position

The Company’s working capital deficiency was $164,396 as at March 31, 2010, as compared to a working capital deficiency of $268,586 as at December 31, 2008.

The decrease in working capital deficiency for the three months ended March 31, 2010 is due to an increase in GST recoverable of $343 and a reduction of Amounts owed to related parties of $91,810, offset by an increase in accounts payable of $21,368.

Total cash balances increased by $33,408 to $22422 as at March 31, 2010 from an overdraft of $10,986 as at December 31, 2009.

Liquidity and Capital Resources

Cash provided from private placements and related parties in the three months ended March 31, 2010 was $28,323 (three months ended March 31, 2009 – $32,358). Changes in working capital accounts provided $21,028 (three months ended March 31, 2009 – provided $85,688).

The use of cash during the three months ended March 31, 2010 was $15,997 to fund the Company’s continuing operations (three months ended March 31, 2009 – $120.718) .

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
		September
	June 30,	30,	December 31,	March 31,
	2009	2009	2009	2009

Revenues	194	709	1,384	-
Net profit (loss)	(402,663)	73,298	(30,007)	(15,970)
Basic and Diluted profit (loss) per share*	(0.10)	(0.03)	(0.01)	(0.01)

	Three months ended
		September
	June 30,	30,	December 31,	March 31,
	2008	2008	2008	2009
	$	$

Revenues – discontinued operations	(1,069)	(2,958)	10,190	194
Net loss	(98,571)	(141,554)	(227,902)	(120,653)
Basic and Diluted loss per share*	(0.06)	(0.08)	(0.13)	(0.05)

* Adjusted for effects of the consolidation of the Company’s stock on March 22, 2010

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Transactions with Related Parties

As reported in the unaudited interim consolidated financial statements for the three months ended March 31, 2010, the Company was involved in certain transactions with related parties:

	March 31,
	2009	2008
	$	$
Consulting fees charged by an Officer of the Company	5,900	-
Management fees charged by Officers of the Company for management, administration, supervision and company development services		37,290
	5,900	37,290

These transactions were in the normal course of operations and have been recorded at their exchange amounts.

Subsequent events

During April and May 2010, we received gross proceeds of US$160,200 in a non-brokered private placement of 8,010,000 units at US$0.02 per unit. One unit comprises of one post-consolidation common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.02 per share for a period of one year.

On May 1, 2010, Dr. William Pfaffenberger resigned as a director of the Company.

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s 2009 Consolidated Annual Financial Statements

Changes in Accounting Policies

The Company did not change any of its prior accounting policies during the three months ended March 31, 2010.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that CDN GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from CDN GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

Effective January 01, 2007, the Company adopted the accounting standards as set out in Section 3855 “Financial Instruments - Recognition and Measurement”, and Section 3861 “Financial Instruments –Disclosure and Presentation” of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards were adopted on a prospective basis with no restatement to the prior years’ financial statements.

a)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Accordingly, the Company has classified its financial instruments as follows:

Cash is classified as held-for-trading and accordingly carried at its fair value;

Accounts receivable and amounts due from related company are classified as loans and receivables, and accordingly carried at their amortized costs;

>Accounts payable and accrued liabilities, promissory notes payable, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and re-measurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at January 01, 2007.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

The adoption of this standard did not have a material impact on the Company’s financial statements.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Outstanding Share Data

(a)	Common shares
Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at March 31, 2010
2,843,908 common shares for a net consideration of $2,246,829

(b)	Outstanding stock options as at March 31, 2010
Nil

(c)	Outstanding share purchase warrants as at March 31, 2010
714,000 warrants at a weighted average exercise price of US$0.91 per share.
The warrants expire at various dates between April 30, 2010 and June 30, 2014

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the three months ended March 31, 2010, we recorded a net loss of $15,970 from operations compared to a net loss of $120,653 for the three months ended March 31, 2009. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the unaudited interim consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $2,897,732as at March 31, 2010. Operations for the year ended December 31, 2009 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,000,000 to begin a series of undervalued oil and gas property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the oil and gas property acquisition business may not be successful and there are risks attendant to these activities

The oil and gas property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, the industry risks of drilling dry holes and cost overruns are significant. Environmental compliance is an increasingly complex and costly burden to entry for many new exploration areas, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations
(“MD&A”)

For the three months ending March 31, 2010

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov